FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  December 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

COLT Telecom Group plc

2. Name of director

Andreas Barth

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Andreas Barth

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

n/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of ordinary shares

7. Number of shares / amount of stock acquired

23,521

8. Percentage of issued class

Less than 0.01%

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Ordinary shares of 2.5 pence each

12. Price per share

0.568686

13. Date of transaction

14 December 2005

14. Date company informed

15 December 2005

15. Total holding following this notification

65,482

16. Total percentage holding of issued class following this notification

Less than 0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

n/a

18. Period during which or date on which exercisable

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved: class, number

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23. Any additional information

n/a

24. Name of contact and telephone number for queries

Luke Glass   - 020 7390 3681

Gill Maclean - 020 7863 5314

25. Name and signature of authorised company official responsible for making this notification

Caroline Griffin Pain, Company Secretary

Date of Notification

16 December 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

COLT Telecom Group plc

2. Name of director

Vincenzo Damiani

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Vincenzo Damiani

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

n/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of ordinary shares

7. Number of shares / amount of stock acquired

22,346

8. Percentage of issued class

Less than 0.01%

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Ordinary shares of 2.5 pence each

12. Price per share

0.568686

13. Date of transaction

14 December 2005

14. Date company informed

15 December 2005

15. Total holding following this notification

139,212

16. Total percentage holding of issued class following this notification

Less than 0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

n/a

18. Period during which or date on which exercisable

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved: class, number

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23. Any additional information

n/a

24. Name of contact and telephone number for queries

Luke Glass   - 020 7390 3681

Gill Maclean - 020 7863 5314

25. Name and signature of authorised company official responsible for making this notification

Caroline Griffin Pain, Company Secretary

Date of Notification

16 December 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

COLT Telecom Group plc

2. Name of director

Hans Eggerstedt

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Hans Eggerstedt

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

n/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of ordinary shares

7. Number of shares / amount of stock acquired

18,280

8. Percentage of issued class

Less than 0.01%

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Ordinary shares of 2.5 pence each

12. Price per share

0.568686

13. Date of transaction

14 December 2005

14. Date company informed

15 December 2005

15. Total holding following this notification

57,374

16. Total percentage holding of issued class following this notification

Less than 0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

n/a

18. Period during which or date on which exercisable

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved: class, number

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23. Any additional information

n/a

24. Name of contact and telephone number for queries

Luke Glass   - 020 7390 3681

Gill Maclean - 020 7863 5314

25. Name and signature of authorised company official responsible for making this notification

Caroline Griffin Pain, Company Secretary

Date of Notification

16December 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

COLT Telecom Group plc

2. Name of director

Gene Gabbard

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Gene Gabbard

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

n/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of ordinary shares

7. Number of shares / amount of stock acquired

23,460

8. Percentage of issued class

Less than 0.01%

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Ordinary shares of 2.5 pence each

12. Price per share

0.568686

13. Date of transaction

14 December 2005

14. Date company informed

15 December 2005

15. Total holding following this notification

46,742

16. Total percentage holding of issued class following this notification

Less than 0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

n/a

18. Period during which or date on which exercisable

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved: class, number

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23. Any additional information

n/a

24. Name of contact and telephone number for queries

Luke Glass   - 020 7390 3681

Gill Maclean - 020 7863 5314

25. Name and signature of authorised company official responsible for making this notification

Caroline Griffin Pain, Company Secretary

Date of Notification

16 December 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

COLT Telecom Group plc

2. Name of director

Robert Hawley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Robert Hawley

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

n/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of ordinary shares

7. Number of shares / amount of stock acquired

18,280

8. Percentage of issued class

Less than 0.01%

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Ordinary shares of 2.5 pence each

12. Price per share

0.568686

13. Date of transaction

14 December 2005

14. Date company informed

15 December 2005

15. Total holding following this notification

115,145

16. Total percentage holding of issued class following this notification

Less than 0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

n/a

18. Period during which or date on which exercisable

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved: class, number

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23. Any additional information

n/a

24. Name of contact and telephone number for queries

Luke Glass   - 020 7390 3681

Gill Maclean - 020 7863 5314

25. Name and signature of authorised company official responsible for making this notification

Caroline Griffin Pain, Company Secretary

Date of Notification

16 December 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

COLT Telecom Group plc

2. Name of director

Helmut Frans van den Hoven

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Helmut Frans van den Hoven

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

n/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of ordinary shares

7. Number of shares / amount of stock acquired

23,680

8. Percentage of issued class

Less than 0.01%

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Ordinary shares of 2.5 pence each

12. Price per share

0.568686

13. Date of transaction

14 December 2005

14. Date company informed

15 December 2005

15. Total holding following this notification

130,797

16. Total percentage holding of issued class following this notification

Less than 0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

n/a

18. Period during which or date on which exercisable

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved: class, number

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23. Any additional information

n/a

24. Name of contact and telephone number for queries

Luke Glass   - 020 7390 3681

Gill Maclean - 020 7863 5314

25. Name and signature of authorised company official responsible for making this notification

Caroline Griffin Pain, Company Secretary

Date of Notification

16 December 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 16 December 2005                         COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary